UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

HH&L ACQUISITION CO.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G39714103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*      The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39714103	Page 2 of 6 Pages

l	NAME OF REPORTING PERSON HH&L Investment Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,262,000 (1)(2)(3)(4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 10,262,000(1)(2)(3)(4)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,262,000 (1)(2)(3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (4)(5)
12	TYPE OF REPORTING PERSON CO

(1)	The securities are held directly by HH&L Investment Co., which is the sponsor of the Issuer (the “Reporting Person”). Certain actions of the Reporting Person, including the voting and disposition of any equity interest in the Issuer, require the approval of two or more of the shareholders of the Reporting Person. As a result, no individual shareholder of the Reporting Person is deemed to exercise voting or dispositive control over, or to have beneficial ownership of, any of the shares held by the Reporting Person.

(2)	The Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.
(3)	The Reporting Person owns 10,262,000 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252254) and have no expiration date.
(4)	Excludes 10,280,000 Class A Ordinary Shares issuable upon the exercise of 10,280,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities-Warrants" in the Issuer's registration statement on Form S-1 (File No. 333-252254).
(5)	Based upon 41,400,000 Class A ordinary shares outstanding as of December 31, 2021, as provided by the Issuer to the Sponsor.

CUSIP No. G39714103	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

HH&L Acquisition Co. (the “Issuer”)

Item l(b). Address of Issuer’s Principal Executive Offices:

Suite 3508, One Exchange Square
8 Connaught Place
Central, Hong Kong

Item 2(a). Name of Person Filing:

HH&L Investment Co. (the “Reporting Person”)

The securities are held directly by the Reporting Person, which is the sponsor of the Issuer. Certain actions of the Reporting Person, including the voting and disposition of any equity interest in the Issuer, require the approval of two or more of the shareholders of the Reporting Person. As a result, no individual shareholder of the Reporting Person is deemed to exercise voting or dispositive control over, or to have beneficial ownership of, any of the shares held by the Reporting Person.

The Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

Suite 3508, One Exchange Square
8 Connaught Place
Central, Hong Kong

Item 2(c). Citizenship:

See response to row 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G39714103

Item 3. If This Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a).☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. G39714103	Page 4 of 6 Pages

(c).☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e). ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount beneficially owned:

See response to row 9 on the cover page.

(b)	Percent of class:

See response to row 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to row 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to row 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to row 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to row 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. G39714103	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G39714103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

HH&L INVESTMENT CO.

By:	/s/ Richard Qi Li
Name:	Richard Qi Li
Authorized signatory